

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended May 31, 2003.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from __________ to __________.

Commission file number: 1-1185

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

General Mills 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Mills, Inc.
Number One General Mills Boulevard
Minneapolis, Minnesota 55426
(Mail: P.O. Box 1113, Zip: 55440-1113)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of the General Mills 401(k) Savings Plan has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

GENERAL MILLS 401(k) SAVINGS PLAN

By: 

Jeanne Denz, Secretary
Plan Committee of the General Mills 401(k) Savings Plan

Date: ~~November __, 2003~~ December 10, 2003

Exhibit A

Consent of Independent Auditors

The Board of Directors
General Mills, Inc.:

We consent to the incorporation by reference in the Registration Statement (No. 33-27628) on Form S-8 of General Mills, Inc. of our report dated November 26, 2003, relating to the statements of net assets available for benefits as of May 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the years then ended and supplemental schedules as of and for the year ended May 31, 2003, which report appears in the May 31, 2003 annual report on Form 11-K of the General Mills 401(k) Savings Plan.

KPMG LLP

Minneapolis, Minnesota
December 10, 2003



GENERAL MILLS 401(k) SAVINGS PLAN

Financial Statements and Supplementary Schedules

May 31, 2003 and 2002

(With Independent Auditors' Report Thereon)



4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Benefit Finance Committee of General Mills, Inc.
General Mills 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the General Mills 401(k) Savings Plan (the Plan) as of May 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of May 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) and the Schedule H, Line 4j – Schedule of Reportable Transactions as of and for the year ended May 31, 2003 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department for Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

November 26, 2003



GENERAL MILLS 401(k) SAVINGS PLAN

Statement of Net Assets Available for Benefits

May 31, 2003

Assets	Allocated	Unallocated	Total
Participant-directed investments:			
Interest-bearing cash and short-term investments	$ 12,108,619	—	12,108,619
Master Trust Investment Accounts (MTIA)	1,112,878,509	—	1,112,878,509
All other investments:			
Common stock	120,899,301	—	120,899,301
Unallocated insurance contracts	8,677,968	—	8,677,968
Participant loan fund	19,846,480	—	19,846,480
Directed brokerage fund	36,605,015	—	36,605,015
Total participant-directed investments	1,311,015,892	—	1,311,015,892
Nonparticipant-directed investments:			
Interest-bearing cash and short-term investments	229,363	2,242,017	2,471,380
Investments, at fair value:			
Common stock	256,018,750	43,584,609	299,603,359
Total nonparticipant-directed investments	256,248,113	45,826,626	302,074,739
Total investments	1,567,264,005	45,826,626	1,613,090,631
Receivables:			
Employer contributions	—	11,478,371	11,478,371
Employee contributions	1,988,005	—	1,988,005
Interest and dividends	13,719	1,907	15,626
Securities settlement receivables	460,728	—	460,728
Miscellaneous	35,637	—	35,637
Total assets	1,569,762,094	57,306,904	1,627,068,998
Liabilities			
Cash overdraft	292,018	—	292,018
Accounts payable expenses	637,779	—	637,779
Loans	—	16,216,000	16,216,000
Total liabilities	929,797	16,216,000	17,145,797
Net assets available for benefits	$ 1,568,832,297	41,090,904	1,609,923,201

See accompanying notes to financial statements.

GENERAL MILLS 401(k) SAVINGS PLAN

Statement of Net Assets Available for Benefits

May 31, 2002

Assets	Allocated	Unallocated	Total
Participant-directed investments:			
Cash	$ 307	—	307
Interest-bearing cash and short-term investments	11,220,478	—	11,220,478
Master Trust Investment Accounts (MTIA)	1,194,520,684	—	1,194,520,684
All other investments:			
Common stock	110,915,207	—	110,915,207
Unallocated insurance contracts	6,425,511	—	6,425,511
Participant loan fund	18,970,528	—	18,970,528
Directed brokerage fund	41,918,596	—	41,918,596
Total participant-directed investments	1,383,971,311	—	1,383,971,311
Nonparticipant-directed investments:			
Interest-bearing cash and short-term investments	1,925,517	2,463,249	4,388,766
Investments, at fair value:			
Common stock	245,589,375	58,562,388	304,151,763
Total nonparticipant-directed investments	247,514,892	61,025,637	308,540,529
Total investments	1,631,486,203	61,025,637	1,692,511,840
Receivables:			
Employer contributions	—	66,075	66,075
Interest and dividends	28,903	3,690	32,593
Miscellaneous	178,832	—	178,832
Total assets	1,631,693,938	61,095,402	1,692,789,340
Liabilities			
Accounts payable expenses	3,427,050	—	3,427,050
Loans	—	21,286,000	21,286,000
Unallocated principal and interest on participant loans	105,218	—	105,218
Total liabilities	3,532,268	21,286,000	24,818,268
Net assets available for benefits	$ 1,628,161,670	39,809,402	1,667,971,072

See accompanying notes to financial statements.

GENERAL MILLS 401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended May 31, 2003

	Allocated	Unallocated	Total
Net assets available for participants at beginning of year	$ 1,628,161,670	39,809,402	1,667,971,072
Investment income (loss):			
Loss from MTIA	(62,677,574)	—	(62,677,574)
Income from all other investments:			
Dividends and interest	10,543,662	1,193,212	11,736,874
Net realized/unrealized appreciation in fair market value of investments	11,016,463	661,071	11,677,534
Total net investment income (loss)	(41,117,449)	1,854,283	(39,263,166)
Contributions:			
Employees	71,284,527	—	71,284,527
Employee rollovers	2,231,686	—	2,231,686
Company	—	24,811,092	24,811,092
Total contributions	73,516,213	24,811,092	98,327,305
Miscellaneous	(350,095)	344,563	(5,532)
Allocation of 547,776 shares of common stock of General Mills, Inc. at market	23,818,028	—	23,818,028
Transfers from other plans	1,780,847	—	1,780,847
Total additions	57,647,544	27,009,938	84,657,482
Distributions and expenses:			
Interest expense	—	(1,568,566)	(1,568,566)
Administrative expenses	(3,897,170)	(341,842)	(4,239,012)
Distributions to participants/beneficiaries	(108,079,747)	—	(108,079,747)
Allocation of 547,776 shares of common stock of General Mills, Inc. at market	—	(23,818,028)	(23,818,028)
Total deductions	(111,976,917)	(25,728,436)	(137,705,353)
Net assets available for benefits at end of year	$ 1,573,832,297	41,090,904	1,614,923,201

See accompanying notes to financial statements.

GENERAL MILLS 401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended May 31, 2002

	Allocated	Unallocated	Total
Net assets available for participants at beginning of year	$ 1,015,754,289	55,048,534	1,070,802,823
Investment income (loss):			
Loss from MTIA	(50,711,148)	—	(50,711,148)
Income (loss) from all other investments:			
Dividends and interest	10,144,335	1,688,808	11,833,143
Net realized/unrealized appreciation (depreciation) in fair market value of investments	52,255,505	(10,139,888)	42,115,617
Total net investment income (loss)	11,688,692	(8,451,080)	3,237,612
Contributions:			
Employees	49,299,671	—	49,299,671
Employee rollovers	1,649,226	—	1,649,226
Company	—	2,862,351	2,862,351
Total contributions	50,948,897	2,862,351	53,811,248
Miscellaneous	(12,550)	101,113	88,563
Allocation of 654,647 shares of common stock of General Mills, Inc. at market	7,463,239	—	7,463,239
Transfers from other plans	609,731,763	—	609,731,763
Total additions	679,820,041	(5,487,616)	674,332,425
Distributions and expenses:			
Interest expense	—	(1,767,340)	(1,767,340)
Administrative expenses	(1,016,339)	(520,937)	(1,537,276)
Distributions to participants/beneficiaries	(66,396,321)	—	(66,396,321)
Allocation of 654,647 shares of common stock of General Mills, Inc. at market	—	(7,463,239)	(7,463,239)
Total deductions	(67,412,660)	(9,751,516)	(77,164,176)
Net assets available for benefits at end of year	$ 1,628,161,670	39,809,402	1,667,971,072

See accompanying notes to financial statements.

(1) Description of the Plan

The following brief description of the General Mills 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

The Plan is sponsored by General Mills, Inc. (the Company) and administered by various committees. The Plan is a defined contribution employee pension benefit plan designed to offer employees of General Mills the opportunity to participate in a savings and investment program and to provide a source of additional income for retirement. The Plan allows for the withdrawal of certain vested funds during a participant's active career, subject to significant restrictions.

The Company acquired The Pillsbury Company on October 31, 2001, which had formerly been an indirect wholly owned subsidiary of Diageo plc. Effective April 1, 2002, the Pillsbury 401(k) Savings Plan and the Retirement Savings Plan were merged with the Plan and the Plan was amended. Assets of $609,731,763 were transferred from American Express Trust to Boston Safe Deposit and Trust Company (Mellon Trust) on April 10, 2002.

The Plan was amended and restated effective January 2, 1999 to add additional fund choices, permit loans and authorize future use of an "open investment window". Loans first became available as of February 1, 1999. Under the Plan, nonhighly compensated employees of General Mills may elect to contribute up to 30% of his or her compensation and highly compensated individuals may elect to contribute up to 15% of his or her compensation (as defined by the Plan) on a before-tax basis to certain combinations of sixteen investment funds, as described in note 5. Certain classifications of employees are also permitted to make contributions on an after-tax basis. The total of before-tax and after-tax contributions in no event, can be more than 30% of compensation for nonhighly compensated employees and 15% of compensation for highly compensated employees. Additionally, the Plan was amended on September 1, 2002 to allow eligible participants to make catch-up contributions. Company matching contributions are made by allocations of shares of General Mills common stock, which are credited to each employee's account in the ESOP Fund. The percent of compensation contributed to the Plan by employees, which is eligible for Company matching, and the level of Company matching contributions, vary among employee classifications. Certain classifications of employees are also eligible to receive an annual Company contribution of 6% of their annual compensation, unrelated to employee contributions. This annual contribution is made at the end of the plan year.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared under the accrual basis method of accounting in accordance with accounting principles generally accepted in the United States of America.

(b) Reclassification

The 2002 financial statements were reclassified to conform with the 2003 presentation. The reclassification did not impact the ending balance of net assets available for benefits.

(c) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for participants and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for participants during the reporting period. Actual results could differ from those estimates.

(d) ***Risks and Uncertainties***

The Plan provides for investment in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

(e) ***Investments***

The investments of the Plan in the GMI Investment Trust (the Investment Trust) are valued at fair market value. Pooled Funds consist of MTIA and funds pooled for the purpose of forming participant investment options. Fair market value of the Plan's investments in the Pooled Funds and in common stock of the Company is based on market values of the underlying securities as discussed in notes 5 and 6. Short-term investments are stated at cost, which approximates fair market value. The Pooled Savings Fixed Fund and U.S. Treasury Fund consist of fixed income securities and investment contracts issued by banks or insurance companies, which are valued at cost plus accumulated interest (contract value), as this is the basis upon which amounts may be withdrawn from the contracts. Contract value approximates fair market value.

Security transactions are recognized on the trade date. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The cost of investment securities sold is determined on the weighted average basis.

The Plan accounts for certain changes in net assets as follows:

- Dividends and interest, net realized and unrealized appreciation or (depreciation), and administrative expenses of the investment funds are recognized by the Plan only as they are reflected in the Plan's proportionate share of net increases (decreases) in the market value of the underlying Pooled Funds and Master Trust Investment Accounts (MTIA).
- Net realized appreciation or (depreciation) is recognized by the Plan upon the sale of investment securities or portions thereof on the basis of average cost to each investment manager's portfolio.

(3) Forfeitures and Vesting

Participants who terminate their employment with the Company forfeit the nonvested portion of the Company's contributions to their accounts. However, if terminated participants are reemployed by the Company within 60 months of termination, such forfeited nonvested portion of the Company's

(Continued)

contributions is restored to their Plan accounts if the participants repay the amount previously withdrawn from their Company contribution accounts, if any, within 60 months from the date of reemployment. Forfeitures to the Plan can be used to offset future Company contributions, reinstate previously forfeited amounts to reemployed participants, and cover administrative expenses incurred by the leveraged accounts. During the Plan year, $362,327 was forfeited by participants. The amount added to the forfeiture account during Plan year 2002 was $900,968. These forfeited funds were used to offset Plan expenses.

Through September 30, 2001, the Company's contributions vested in accordance with the schedule shown below:

Employee's eligibility service	Vested percentage
2 years but less than 3 years	25%
3 years but less than 4 years	50
4 years but less than 5 years	75
5 years or more	100

Beginning October 1, 2001, the Company's contributions vested in accordance with the following schedule:

Employee's eligibility service	Vested percentage
1 year	20%
2 years	40
3 years	60
4 years	80
5 years	100

If a participant retires, dies, becomes totally and permanently disabled, or if a participant's employment with the Company is involuntarily terminated due to the shut-down or closing of any plant or business of the Company, or due to the elimination of the participant's position with the Company, or if the Plan is terminated by the Company, the participant will become 100% vested, regardless of the length of Company service.

(4) Plan Mergers

The Windmill Employee Savings Plan assets were merged into General Mills 401(k) Savings Plan effective as of April 1, 2003. There was also a residual amount from the Lloyd's loan fund that was transferred out of the General Mills 401(k) Savings Plan effective on April 5, 2003. The Windmill assets transfer was $1,780,847.

(5) Investments

Participants at their discretion may direct their contributions to any of the sixteen investment alternatives listed below. The Company's contributions to the Plan are invested in the ESOP Fund.

US Equity Funds:
- Diversified US Equity
- Aggressive Equity
- Growth Equity
- Value Equity
- Small and Mid Cap Equity
- S&P 500 Enhanced Index
- Company Stock

International Equity Funds:
- Diversified International
- Int'l Developed Markets
- Int'l Emerging Markets

Fixed Income Funds:
- Fixed Income
- US Treasury

Balanced Funds:
- Moderate Balanced
- Aggressive Balanced
- Conservative Balanced

Self-directed brokerage:
- Fidelity BrokerageLink

The following table presents the fair value of investments in the Pooled Funds and common stock that represent 5% or more of the Plan's net assets at May 31:

	2003	2002
General Mills, Inc common stock – participant directed	$ 120,899,301	110,915,207
General Mills, Inc common stock – nonparticipant directed	299,603,359	304,151,763

Net appreciation of assets not held in MTIA's, (including, gains and losses on investments bought and sold, as well as held during the year), in the fair value of the Plan's investments is as follows:

Common stock	$ 11,677,534
Net appreciation in fair value of investments (not including MTIA)	$ 11,677,534

The fair value of the ESOP fund, which is the Plan's only nonparticipant-directed investment option, is $297,353,208 and $287,258,337 as of May 31, 2003 and 2002, respectively. Significant components of the changes in net assets relating to the ESOP fund is as follows for the year ended May 31, 2003:

Changes in nonparticipant-directed funds:	
Net appreciation	$ 8,221,385
Dividends and interest	7,398,077
Total net investment income	15,619,462
Contributions	24,811,092
Distributions to participants	(9,313,650)
Interest expense	(1,568,566)
Administrative expenses	(763,262)
Transfers to participant-directed investments	(18,690,205)
Net change in nonparticipant directed funds	$ 10,094,871

(6) Master Trust Investment Accounts (MTIA)

The pension and savings plans of the Company are invested in the Investment Trust. Boston Safe Deposit and Trust Company (Mellon Trust) is the trustee and custodian of the Investment Trust. Investment managers each manage a portion of the MTIA in the Investment Trust and make investment decisions for the assets of such fund for which they are responsible, within general guidelines established by the General Mills Benefit Finance Committee.

Transactions and assets of each of the MTIA are accounted for utilizing the following accounting policies:

- Fund investments are valued as follows:
  - Fixed-income securities, and common and preferred stocks traded on national exchanges, are valued by the trustee at closing prices on the valuation date.
  - Unlisted investments are valued at prices quoted by various national markets and publications and/or independent financial analysts.
  - Short-term investments are stated at cost, which approximates fair market value.
  - Investment contracts are valued at contract value, which represents net deposits made with banks or insurance companies under the contracts, plus interest at the contract rates. Contract value approximates fair market value.
  - Positions in the stock index and bond futures contracts are marked-to-market daily and reflect gains and losses on a daily basis.
  - Option contracts are valued monthly and unrealized appreciation or depreciation is recorded.
- Dividends, interest income, and administrative expenses are recorded on the accrual basis.
- Purchases and sales of securities are recorded on a trade-date basis.

- Deposits to and withdrawals from each fund by participating plans are made at fair value determined as of the end of the calendar month preceding the transaction.

Disclosures on all of the Master Trust Investment Accounts in the Investment Trust, and the Plan's interest in the assets of the MTIA in the Investment Trust as of May 31, are as follows:

Fair Value of the Pooled Equity Fund Master Trust in the Investment Trust as of May 31 are as follows:

	2003	2002
Short-term investments	$ 3,381,430	2,738,213
Corporate stock – common	1,318,338,311	1,017,264,699
	$ 1,321,719,741	1,020,002,912

Net investment gain/loss for the Pooled Equity Fund Master Trust for the plan year ended May 31, 2003 is as follows:

Net depreciation in fair value of investments	
Corporate stock – common	$ (58,599,645)
Interest	24,291
Stock loan income	329,134
Total combined net investment loss/gain	$ (58,246,220)

The Plan's interest in the Pooled Equity Master Trust as of May 31, 2003 and 2002 was 17% and 27%, respectively.

Fair Value of the Pooled International Fund Master Trust in the Investment Trust as of May 31 are as follows:

	2003	2002
Short-term investments	$ 2,394,688	738,404
Corporate stock – common	40,603,739	20,557,355
Common/Collective Trust	251,824,334	135,692,833
Registered investment company	84,046,779	63,057,455
Limited partnership	61,840,577	35,224,982
Other investments	43,941,010	23,888,594
	$ 484,651,127	279,159,623

(Continued)

Net investment gain/loss for the Pooled International Fund Master Trust for the plan year ended May 31, 2003 is as follows:

Net depreciation in fair value of investments:		
Corporate stock – common	$	1,023,840
Common/Collective Trust		(22,801,123)
Registered investment company		(8,380,703)
Limited partnership		(3,297,924)
Other investments		(882,321)
Interest		4,621
Total combined net investment loss/gain	$	(34,333,610)

The Plan's interest in the Pooled International Master Trust as of May 31, 2003 and 2002 was 9% and 18%, respectively.

Fair Value of the Pooled International Developed Markets Master Trust in the Investment Trust as of May 31 are as follows:

		2003	2002
Short-term investments	$	233,043	80,074
Corporate stock – common		41,902,724	21,876,508
Common/Collective Trust		211,031,019	114,011,332
Registered investment company		86,735,582	67,103,815
Limited partnership		18,967,882	10,719,490
	$	358,870,250	213,791,219

Net investment gain/loss for the Pooled International Developed Markets Master Trust for the plan ended May 31, 2003 is as follows:

Net depreciation in fair value of investments:		
Corporate stock – common	$	1,067,470
Common/Collective Trust		(21,185,911)
Registered investment company		(8,737,845)
Limited partnership		(1,997,035)
Interest		7,883
Total combined net investment loss/gain	$	(30,845,438)

The Plan's interest in the Pooled International Developed Markets Master Trust as of May 31 2003 and 2002 was 3% and 6%, respectively.

Fair Value of the Pooled International Emerging Markets Master Trust in the Investment Trust as of May 31 are as follows:

	2003	2002
Short-term investments	$ 263,268	555,319
Common/Collective Trust	49,534,614	30,948,721
Limited partnership	45,982,639	25,889,881
Other investments	45,480,013	27,258,998
	$ 141,260,534	84,652,919

Net investment gain/loss for the Pooled International Emerging Markets Master Trust for the plan year ended May 31, 2003 is as follows:

Net depreciation in fair value of investments:	
Common/Collective Trust	$ (2,614,106)
Other investments	(929,613)
Limited partnership	(1,456,616)
Interest	2,664
Total combined net investment loss/gain	$ (4,997,671)

The Plan's interest in the Pooled International Emerging Markets Master Trust as of May 31, 2003 and 2002 was 4% and 8%, respectively.

Fair Value of the Pooled Savings Fixed Fund Master Trust in the Investment Trust as of May 31 are as follows:

	2003	2002
Fixed-income securities	$ 82,254,713	66,708,748
Investment contracts	445,781,992	400,186,572
	$ 528,036,705	466,895,320

Net investment gain/loss for the Pooled Savings Fixed Fund Master Trust for the plan year ended May 31, 2003 is as follows:

Net depreciation in fair value of investments:	
Fixed income securities	$ 1,473,068
Interest	25,573,769
Total combined net investment loss/gain	$ 27,046,837

The Plan's interest in the Pooled Savings Fixed Fund Master Trust as of May 31, 2003 and 2002 was 99% and 98%, respectively.

Fair Value of Advanced Investment Management Master Trust in the Investment Trust as of May 31 are as follows:

		2003	2002
Short-term investments	$	41,270,455	66,677,882
Interest-bearing cash		11,333,925	87,812
U.S. Government securities		14,509,418	36,420,947
Corporate debt		100,699,367	105,411,047
Other investments		11,652,281	2,866
Corporate stock – common		—	850,500
Registered investment companies		636,870	11,807,714
	$	180,102,316	221,258,768

Net investment gain/loss for the Advanced Investment Management Master Trust for the plan year ended May 31, 2003 is as follows:

Net depreciation in fair value of investments:		
U.S. Government Securities	$	378,198
Corporate debt		2,441,491
Other investments		301,310
Registered investment companies		16,465
Corporate stock – common		(16,190,124)
Futures		(40,086,470)
Interest		4,974,830
Dividends		556,035
Total combined net investment loss/gain	$	(47,608,265)

The Plan's interest in the Advanced Investment Management Master Trust as of May 31, 2003 and 2002 was 25% and 55%, respectively.

Fair Value of Alliance Master Trust in the Investment Trust as of May 31 are as follows:

		2003	2002
Short-term investments	$	5,209,005	—
Corporate stock – common		210,470,959	235,573,459
	$	215,679,964	235,573,459

Net investment gain/loss for the Alliance Master Trust for the plan year ended May 31, 2003 is as follows:

Net depreciation in fair value of investments:		
Corporate stock – common	$	(22,447,125)
Interest		48,905
Dividends		1,457,235
Total combined net investment loss/gain	$	(20,940,985)

The Plan's interest in the Alliance Master Trust as of May 31, 2003 and 2002 was 23% and 35%, respectively.

Fair Value of Arbor Capital Master Trust in the Investment Trust as of May 31 are as follows:

		2003	2002
Short-term investments	$	2,042,304	2,672,585
Corporate stock – common		59,039,883	57,113,807
	$	61,082,187	59,786,392

Net investment gain/loss for the Arbor Capital Master Trust for the plan year ended May 31, 2003 is as follows:

Net depreciation in fair value of investments:		
Corporate stock – common	$	(5,132,099)
Interest		39,430
Dividends		37,555
Total combined net investment loss/gain	$	(5,055,114)

The Plan's interest in the Arbor Capital Master Trust as of May 31, 2003 and 2002 was 25% and 32%, respectively.

Fair Value of Boston Partners Master Trust in the Investment Trust as of May 31 are as follows:

		2003	2002
Short-term investments	$	2,993,856	1,917,878
Corporate stock – common		105,016,468	123,727,711
Corporate stock – preferred		1,638,362	2,278,340
Corporate debt		2,076,880	221,680
	$	111,725,566	128,145,609

(Continued)

Net investment gain/loss for the Boston Partners Master Trust for the plan year ended May 31, 2003 is as follows:

Net depreciation in fair value of investments:		
Corporate stock – common	$	(8,162,235)
Corporate stock – preferred		(587,745)
Corporate debt		121,370
Interest		94,310
Dividends		2,026,527
Total combined net investment loss/gain	$	(6,507,773)

The Plan's interest in the Boston Partners Master Trust as of May 31, 2003 and 2002 was 21% and 37%, respectively.

Fair Value of the SIT Master Trust in the Investment Trust as of May 31 are as follows:

		2003	2002
Short-term investments	$	5,568,885	4,587,148
Corporate stock – common		56,799,071	56,523,567
	$	62,367,956	61,110,715

Net investment gain/loss for the SIT Master Trust for the plan year ended May 31, 2003 is as follows:

Net depreciation in fair value of investments:		
Corporate stock – common	$	(4,702,296)
Interest		52,349
Dividends		190,505
Total combined net investment loss/gain	$	(4,459,442)

The Plan's interest in the SIT Master Trust as of May 31, 2003 and 2002 was 23% and 34%, respectively.

Fair Value of the RCM Large Cap Master Trust in the Investment Trust as of May 31 are as follows:

		2003	2002
Short-term investments	$	1,949,267	2,481,237
Corporate stock – common		190,342,803	78,064,894
	$	192,292,070	80,546,131

Net investment gain/loss for the RCM Large Cap Master Trust for the plan year ended May 31, 2003 is as follows:

Net depreciation in fair value of investments:		
Corporate stock – common	$	(435,477)
Interest		116,655
Dividends		2,084,736
Total combined net investment loss/gain	$	1,765,914

The Plan's interest in the RCM Large Cap Master Trust as of May 31, 2003 and 2002 was 19% and 34%, respectively.

Fair Value of the RCM Mid & Small Cap Master Trust in the Investment Trust as of May 31 are as follows:

		2003	2002
Short-term investments	$	3,567,018	1,671,323
Corporate stock – common		39,984,594	41,654,448
	$	43,551,612	43,325,771

Net investment gain/loss for the RCM Mid & Small Cap Master Trust for the plan year ended May 31, 2003 is as follows:

Net depreciation in fair value of investments:		
Corporate stock – common	$	(4,051,456)
Interest		14,304
Dividends		88,350
Total combined net investment loss/gain	$	(3,948,802)

The Plan's interest in the RCM Mid & Small Cap Master Trust as of May 31, 2003 and 2002 was 18% and 15%, respectively.

Fair Value of Mellon Capital Management Master Trust in the Investment Trust as of May 31 are as follows:

		2003	2002
Short-term investments	$	—	308
Corporate stock – common		99,752,511	73,237,821
	$	99,752,511	73,238,129

(Continued)

Net investment gain/loss for the Mellon Capital Management Master Trust for the plan year ended May 31, 2003 is as follows:

Net depreciation in fair value of investments:		
Corporate stock – common	$	(6,485,618)

The Plan's interest in the Mellon Capital Management Master Trust as of May 31, 2003 and 2002 was 38% and 8%, respectively.

Fair Value of the Numeric Investors Master Trust in the Investment Trust as of May 31 are as follows:

		2003	2002
Corporate stock – common	$	102,764,721	40,989,666
	$	102,764,721	40,989,666

Net investment gain/loss for the Numeric Investors Master Trust for the plan year ended May 31, 2003 is as follows:

Net depreciation in fair value of investments:		
Corporate stock – common	$	4,882,023
Interest		979,667
Dividends		154,080
Total combined net investment loss/gain	$	6,015,770

The Plan's interest in the Numeric Master Trust as of May 31, 2003 and 2002 was 5% and 11%, respectively.

Fair Value of the Reich & Tang Master Trust in the Investment Trust as of May 31 are as follows:

		2003	2002
Short-term investments	$	8,222,007	5,128,944
Corporate Stock – common		245,224,504	193,958,083
	$	253,446,511	199,087,027

Net investment gain/loss for the Reich & Tang Master Trust for the plan year ended May 31, 2003 is as follows:

Net depreciation in fair value of investments:		
Corporate stock – common	$	(10,236,580)
Interest		95,451
Dividends		1,227,046
Total combined net investment loss/gain	$	(8,914,083)

The Plan's interest in the Reich & Tang Master Trust as of May 31, 2003 and 2002 was 3% and 6%, respectively.

Fair Value of the Sanford Bernstein Master Trust in the Investment Trust as of May 31 are as follows:

		2003	2002
Short-term investments	$	1,943,406	3,699,205
Corporate stock – common		93,654,626	84,062,888
	$	95,598,032	87,762,093

Net investment gain/loss for the Sanford Berstein Master Trust for the plan year ended May 31, 2003 is as follows:

Net depreciation in fair value of investments:		
Corporate stock – common	$	(4,546,449)
Interest		46,802
Dividends		2,278,961
Total combined net investment loss/gain	$	(2,220,686)

The Plan's interest in the Sanford Bernstein Master Trust as of May 31, 2003 and 2002 was 26% and 24%, respectively.

Fair Value of the Southeastern Asset Management Master Trust in the Investment Trust as of May 31 are as follows:

		2003	2002
Short-term investments	$	2,533,519	9,630,340
Corporate stock – common		93,856,786	63,488,570
	$	96,390,305	73,118,910

(Continued)

GENERAL MILLS 401(k) SAVINGS PLAN

Notes to Financial Statements

May 31, 2003 and 2002

Net investment gain/loss for the Southeastern Asset Management Master Trust for the plan year ended May 31, 2003 is as follows:

Net depreciation in fair value of investments:		
Corporate stock – common	$	(1,841,578)
Interest		41,209
Dividends		847,210
Total combined net investment loss/gain	$	(953,159)

The Plan's interest in the Southeastern Asset Management Master Trust as of May 31, 2003 and 2002 was 17% and 14%, respectively.

Fair Value of the Southeastern Small Cap Master Trust in the Investment Trust as of May 31 are as follows:

		2003	2002
Registered investment companies	$	73,621,094	50,004,004
	$	73,621,094	50,004,004

Net investment gain/loss for the Southeastern Small Cap Master Trust for the plan year ended May 31, 2003 is as follows:

Net depreciation in fair value of investments:		
Registered investment companies	$	450,453
Dividends		1,666,637
Total combined net investment loss/gain	$	2,117,090

The Plan's interest in the Southeastern Small Cap Master Trust as of May 31, 2003 and 2002 was 32% and 32%, respectively.

Fair value of the Independence Master Trust in the Investment Trust as of May 31 are as follows:

		2003	2002
Short-term investments	$	—	288,152
Corporate stock – common		—	60,038,070
Common/Collective Trust		—	1,651,697
	$	—	61,977,919

(Continued)

Net investment loss for the Independence Master Trust for the plan year ended May 31, 2003 is as follows:

Net depreciation in fair value of investments:		
Corporate stock – common	$	(1,381,885)
Futures		(13,555,433)
Interest		442,846
Dividends		(62,479)
Total combined net investment loss		(14,556,951)

The Plan's interest in the Independence Master Trust as of May 31, 2002 was 6%.

(a) ***Futures Transactions and Foreign Exchange Contracts***

In order to gain exposure to or protect itself from changes in the market, the Trust may buy and sell stock index futures contracts. Risks of entering into futures contracts, in general, include the possibility there may be an illiquid market and that a change in the value of the contract may not correlate with changes in the value of the underlying securities. Upon entering into a futures contract, the Trust is required to deposit as collateral either cash or securities in an amount (initial margin) equal to a certain percentage of the contract value. Subsequent payments (margin variation) are made or received by the Trust each day. The margin variation payments are equal to the daily changes in the contract value and are recorded as gains and losses.

Certain assets managed by General Mills internal management have a margin variation receivable at May 31, 2003 and 2002 totaling $2,199,475 and $28,698, respectively. Investments managed by General Mills internal management, that are held by brokers as collateral on contracts, totaled $11,333,925 and $19,300,000 at May 31, 2003 and 2002, respectively. The assets are fair market valued on a daily basis and gains and losses are recorded daily.

Certain assets managed by Numeric Investors have a margin variation receivable at May 31, 2003 and 2002 totaling $1,401,663 and $12,734, respectively. Investments managed by Numeric Investors, that are held by brokers as collateral on contracts, totaled $7,082,250 and $2,520,000 at May 31, 2003 and 2002, respectively. The assets are fair market valued on a daily basis and gains and losses are recorded daily.

The Bank of New York Fund consists of numerous foreign exchange contracts. The net valuation, in US dollars, of the contracts totaled $7,622 on May 31, 2003. The position of the contracts is valued daily and gains and losses are recorded daily.

(b) ***Options Transactions***

In order to produce incremental earnings, protect gains, and facilitate buying and selling of securities for investment purposes, the Trust may buy and sell put and call options, write covered call options on portfolio securities, and write cash-secured puts. The risk in writing a call option is that the fund gives up the opportunity for profit if the market price of the security increases. In writing a put option, the fund may incur a loss if the market price of the security decreases and the option is exercised. In buying an option, the fund pays a premium whether or not the option is exercised. The Trust also has the additional risk of not being able to enter into a closing transaction if a liquid secondary market does not exist. The Trust also may write over-the-counter options where the completion of the obligations is dependent upon the credit standing of the other party.

The Pooled Equity Fund utilized equity and foreign currency call and put options during the year. There were no outstanding equity or foreign currency call and put options on May 31, 2003.

(7) Company Stock Fund

The Company Stock Fund consists of common stock of General Mills and cash for dividends and fractional shares. At May 31, 2003 and 2002, the market value of the shares held was $120,899,301 and $110,915,207 and the number of shares held was 2,584,423 shares and 2,437,697 shares, respectively. At May 31, 2003 and 2002, the value of the cash held was $591,369 and $1,160,564. Participants should refer to the consolidated financial statements of General Mills and subsidiaries included in the Company's Annual Report to Stockholders, which is distributed to all participants in the Plan.

(8) ESOP Fund

The ESOP Fund consists of common stock of General Mills and cash for dividends and fractional shares. All amounts credited to participants' ESOP accounts will be invested in the ESOP Fund and may not be transferred from the ESOP Fund to any of the Plan's other investment funds except as permitted by applicable IRS regulations and the Plan document. Likewise, no amounts may be transferred from any of the other investment funds into the ESOP Fund.

The ESOP Fund is presented in the following table:

	2003		2002	
	Allocated	Unallocated	Allocated	Unallocated
General Mills Common Shares:				
Number of shares	5,472,825	931,693	5,397,569	1,287,085
Cost	$ 80,658,067	11,399,140	71,000,580	15,746,921
Market	256,018,750	43,584,609	245,589,375	58,562,389

In June 1989, the Plan borrowed $92.4 million in a private loan transaction and purchased shares of the Company's common stock. The 8.24% loan provides for quarterly payments through June 30, 2007, and is guaranteed by the Company. The remaining loan will be repaid using future Company contributions and dividends paid on Company stock owned by the Trust.

The amount of debt that becomes due in the next four years is as follows:

Fiscal year ending May 31:		
2004	$	5,120,000
2005		4,880,000
2006		2,612,000
2007		3,604,000
	$	16,216,000

(9) Tax Status

The Plan obtained its latest determination letter on March 28, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

(10) Parties-in-interest

Mellon Trust is a party-in-interest under the pension reform act with respect to the Plan. Investments by Mellon Trust are exempt from being considered as prohibited transactions under the Employee Retirement Income Security Act of 1974 (ERISA) Section 408(b).

The Company is a party-in-interest with respect to the Plan. The Company is the administrator of the Plan and the ESOP. The Plan invests in common stock of the Company. In addition, the Plan reimburses the Company for services provided, such as wages and travel expenses, associated with the Plan. The cost of services provided in the plan years ended May 31, 2003 and 2002 were $411,558 and $342,965, respectively. The Company believes these activities are exempt when considering prohibited transactions under ERISA Section 408(b).

Schedule 1

GENERAL MILLS 401(k) SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2003

Issuer	Face amount or number of units	Cost	Current value
Common Stock:			
General Mills, Inc.*			
Participant directed	2,584,423	$ 75,611,752	120,899,301
Nonparticipant directed	6,404,518	92,057,207	299,603,359
Unallocated Insurance Contracts:			
Monumental Life Insurance	8,677,968	8,677,968	8,677,968
Short-term Investment Fund:			
TBC, Inc. Pooled Employee Funds			
Daily Liquidity Fund*	14,579,999	14,579,999	14,579,999
Participant Loan Fund*			
(interest rates ranging from 4.5% to 10.5%)	19,846,480	19,846,480	19,846,480
Directed Brokerage Fund	—	**	36,605,015

* Party-in-interest

** Participant-directed investment

See accompanying independent auditors' report.

Schedule 2

GENERAL MILLS 401(k) SAVINGS PLAN

Schedule H, Line 4j – Schedule of Reportable Transactions

Year ended May 31, 2003

5% series of transactions by security issue (iii):

Issuer / description	Purchase price	Selling price	Cost of asset	Current value	Net gain (loss)
Purchases:					
Short-term Investment Fund:					
TBC, Inc. Pooled Employee Funds					
Daily Liquidity Fund	$ 127,365,386		127,365,386	127,365,386	
Sales:					
Short-term Investment Fund:					
TBC, Inc. Pooled Employee Funds					
Daily Liquidity Fund	$	125,721,416	125,721,416	125,721,416	—

See accompanying independent auditors' report.